Pricing Supplement No. 2005-MTNAA022 Dated November 11, 2005

(To Prospectus Supplement Dated June 1, 2005 and Prospectus Dated May 3, 2005)

Rule 424(b) (3)                 File Nos. 333-122925 & 333-122925-01

5,000 Equity LinKed Securities (ELKS®)

Citigroup Funding Inc.

Medium-Term Notes, Series A

(Registered Notes — Fixed Rate)

Payments Due from Citigroup Funding Inc. Fully and Unconditionally Guaranteed by Citigroup Inc.

9% ELKS® Based Upon American Depository Receipts representing Preferred Shares of Bancolombia S.A., Due 2006

•	The ELKS pay a total coupon of $90.50 in cash for each $1,000 principal amount of ELKS. The total coupon is composed of interest in the amount of $46.4735 and an option premium in the amount of $44.0265, and is payable in part on February 20, 2006, May 20, 2006, August 20, 2006 and November 20, 2006 (the maturity date).

•	At maturity you will receive, for each $1,000 principal amount of ELKS, either (1) 38.41721 American Depositary Receipts of Bancolombia S.A., or Bancolombia ADRs, representing preferred shares of Bancolombia, if the trading price of Bancolombia ADRs at any time after the date on which the ELKS were priced for initial sale to the public up to and including the fifth trading day before maturity (whether intra-day or at the close of trading on any day) is less than or equal to approximately 77.5% of their Initial ADR Price of $26.03 or (2) $1,000 in cash.

•	The ELKS will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	We will not apply to list the ELKS on any exchange.

Investing in the ELKS involves a number of risks.     See “ Risk Factors Relating to the ELKS” beginning on page PS-7.

The ELKS represent obligations of Citigroup Funding Inc. only and do not represent an obligation of or interest in Bancolombia S.A. or any of its affiliates. Bancolombia S.A. is not involved in any way in this offering and has not authorized, sponsored or consented to the issuance of the ELKS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the ELKS or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The ELKS are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Per ELKS	Total
Public Offering Price	$1,000	$5,000,000
Agent’s Discount	$20	$100,000
Proceeds to Citigroup Funding Inc. (before expenses)	$980	$4,900,000

We expect that delivery of the ELKS will be made against payment therefor on or about November 18, 2005. Because the ELKS will not settle in T+3, purchasers who wish to trade the ELKS on the date hereof or the next following business day will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

The ELKS are being offered through Citigroup Global Markets Inc., as principal.

Citigroup

SUMMARY INFORMATION — Q&A

This summary includes questions and answers that highlight selected information from the accompanying prospectus and prospectus supplement and this pricing supplement to help you understand the 9% ELKS Based Upon American Depository Receipts, or ADRs, representing preferred shares of Bancolombia S.A. (hereinafter “Bancolombia”). You should carefully read the entire prospectus, prospectus supplement and pricing supplement to understand fully the terms of the ELKS, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the ELKS. You should, in particular, carefully review the section entitled “Risk Factors Relating to the ELKS,” which highlights a number of risks, to determine whether an investment in the ELKS is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus.

What Are the ELKS?

The ELKS are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of payments due under the ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The ELKS mature on November 20, 2006 and do not provide for earlier redemption by you.

Each ELKS represents a principal amount of $1,000. You may transfer the ELKS only in minimum denominations of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the ELKS in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the ELKS by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the ELKS through the accounts that each of these systems maintains as a participant in DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the prospectus supplement and the section “Book-Entry Procedures and Settlement” in the prospectus.

Will I Receive Interest on the ELKS?

A coupon of $23.00 per $1,000 principal amount of ELKS will be paid in cash on February 20, 2006 and a coupon of $22.50 per $1,000 principal amount of ELKS will be paid in cash on May 20, 2006, August 20, 2006 and November 20, 2006. The February 20, 2006 coupon will be composed of $11.8109 of interest, at a rate of 4.62% per annum, and a partial payment of an option premium in the amount of $11.1891. The May 20, 2006, August 20, 2006 and November 20, 2006 coupons each will be composed of $11.5542 of interest, at a rate of 4.62% per annum, and a partial payment of an option premium in the amount of $10.9458.

What Will I Receive at Maturity of the ELKS?

At maturity, you will receive for each ELKS you hold the maturity payment. The maturity payment for each ELKS will equal either:

•	a number of Bancolombia ADRs equal to the exchange ratio, if the trading price of Bancolombia ADRs at any time after the date on which the ELKS were priced for initial sale to the public up to and including the fifth trading day before maturity (whether intra-day or at the close of trading on any day) is less than or equal to $20.17 (approximately 77.5% of their initial ADR price of $26.03) (any fractional ADRs will be paid in cash); or

•	$1,000 in cash.

As a result, if the trading price of Bancolombia ADRs on any trading day (including any intra-day price) after the date on which the ELKS were priced for initial sale to the public up to and including the fifth trading day before maturity is less than or equal to approximately 77.5% of the initial ADR price, the value of Bancolombia ADRs you receive at maturity for each ELKS may be less than the price paid for each ELKS, and could be zero.

The exchange ratio equals 38.41721 ADRs for each $1,000 principal amount of ELKS.

Maturity Payment — Hypothetical Examples

The six examples of hypothetical maturity payment calculations set forth below are based on the following assumptions:

•	Issue price: $1,000.00
•	Initial ADR price: $26.03 per Bancolombia ADR
•	Exchange ratio: 38.41721 Bancolombia ADRs per ELKS
•	At maturity, whether investors receive shares or their initial investment ($1,000.00 per ELKS) depends on whether Bancolombia ADRs have declined by 22.5% or more at any time after the date on which the ELKS were priced for initial sale to the public up to and including the fifth trading day before maturity.

Example 1: The lowest trading price of Bancolombia ADRs at any time after the date on which the ELKS were priced for initial sale to the public up to and including the fifth trading day before maturity is not less than or equal to 77.5% of the initial ADR price, and the closing price of Bancolombia ADRs at maturity is less than the initial ADR price.

Hypothetical lowest trading price: $20.79 per ADR

Hypothetical closing price at maturity: $21.03 per ADR

Maturity payment: $1,000.00 per ELKS

Example 2: The lowest trading price of Bancolombia ADRs at any time after the date on which the ELKS were priced for initial sale to the public up to and including the fifth trading day before maturity is not less than or equal to 77.5% of the initial ADR price, and the closing price of Bancolombia ADRs at maturity is equal to the initial ADR price.

Hypothetical lowest trading price: $20.79 per ADR

Hypothetical closing price at maturity: $26.03 per ADR

Maturity payment: $1,000.00 per ELKS

Example 3: The lowest trading price of Bancolombia ADRs at any time after the date on which the ELKS were priced for initial sale to the public up to and including the fifth trading day before maturity is not less than or equal to 77.5% of the initial ADR price, and the closing price of Bancolombia ADRs at maturity is greater than the initial ADR price.

Hypothetical lowest trading price: $20.79 per ADR

Hypothetical closing price at maturity: $27.48 per ADR

Maturity payment: $1,000.00 per ELKS

Example 4: The lowest trading price of Bancolombia ADRs at any time after the date on which the ELKS were priced for initial sale to the public up to and including the fifth trading day before maturity is less than or equal to 77.5% of the initial ADR price, and the closing price of Bancolombia ADRs at maturity is less than the initial ADR price.

Hypothetical lowest trading price: $19.69 per ADR

Hypothetical closing price at maturity: $22.79 per ADR

Maturity payment: 38.41721 Bancolombia ADRs (the exchange ratio) per ELKS having a market value at maturity of $875.53

Example 5: The lowest trading price of Bancolombia ADRs at any time after the date on which the ELKS were priced for initial sale to the public up to and including the fifth trading day before maturity is less than or equal to 77.5% of the initial ADR price, and the closing price of Bancolombia ADRs at maturity is equal to the initial ADR price.

Hypothetical lowest trading price: $19.69 per ADR

Hypothetical closing price at maturity: $26.03 per ADR

Maturity payment: 38.41721 Bancolombia ADRs (the exchange ratio) per ELKS having a market value at maturity of $1,000.00

Example 6: The lowest trading price of Bancolombia ADRs at any time after the date on which the ELKS were priced for initial sale to the public up to and including the fifth trading day before maturity is less than or equal to 77.5% of the initial ADR price, and the closing price of Bancolombia ADRs at maturity is greater than the initial ADR price.

Hypothetical lowest trading price: $19.69 per ADR

Hypothetical closing price at maturity: $28.48 per ADR

Maturity payment: 38.41721 Bancolombia ADRs (the exchange ratio) per ELKS having a market value at maturity of $1,094.12

What Are Bancolombia ADRs?

American Depositary Receipts of Bancolombia, or Bancolombia ADRs, are negotiable receipts issued by a depositary, The Bank of New York, evidencing American Depositary Shares representing the underlying preferred shares of Bancolombia that have been deposited and are held, on behalf of the holders of Bancolombia ADRs, at Fiducolombia S.A., as custodian and agent for the depositary, and/or such other firm or corporation as the depositary may appoint. While the market for Bancolombia preferred shares is on the Colombia Stock Exchange and while trading in that market is based on the Colombian Peso, Bancolombia ADRs trade in U.S. dollars on the New York Stock Exchange. Each Bancolombia ADR represents four preferred shares of Bancolombia.

How Have Bancolombia ADRs Performed Historically?

We have provided a table showing the high and low sale prices for Bancolombia ADRs and the dividend paid on such ADRs for each quarter since the first quarter of 2000. You can find this table in the section “Historical Data on Bancolombia ADRs” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of Bancolombia ADRs in recent years. However, past performance is not necessarily indicative of how Bancolombia ADRs will perform in the future. You should also refer to the section “Risk Factors — You Will Have No Rights Against Bancolombia Prior to Receiving Any Bancolombia ADRs at Maturity” in this pricing supplement.

What Are the United States Federal Income Tax Consequences of Investing in the ELKS?

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat an ELKS as a grant by you to Citigroup Funding of an option on a forward contract, pursuant to which forward contract you will purchase from Citigroup Funding Bancolombia ADRs at maturity. In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your purchase obligation under the ELKS.

Under this treatment, a U.S. holder generally will be required to include the interest payments as interest income at the time that such interest is accrued or received in accordance with the holder’s method of accounting. Under this treatment, generally a U.S. holder will not be required to include any option premium payment the holder receives in income until sale or other taxable disposition of the ELKS or retirement of the ELKS for cash. In addition, under this treatment, if a U.S. holder holds the ELKS until they mature (a) if the ELKS are retired for cash, the holder will recognize short-term capital gain equal to the entire amount of the option premium, and (b) if the ELKS are retired for Bancolombia ADRs, the holder will not be subject to tax on the receipt of Bancolombia ADRs and the option premium payments, and the holder’s tax basis in Bancolombia ADRs generally will equal the initial purchase price of the ELKS less the amount of the first and second option premium payments. Under this treatment, if a U.S. holder sells the ELKS for cash prior to maturity, the holder will generally have a short-term capital gain or loss equal to the difference between (x) the cash the holder receives plus the option premium payment previously received, if any, and (y) the holder’s adjusted tax basis in the ELKS. Due to the absence of authority as to the proper characterization of the ELKS, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and alternative treatments of the ELKS could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

In the case of a holder of an ELKS that is not a U.S. person, the interest payments made with respect to the ELKS should not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the ELKS by a holder that is not a U.S. person (including capital gain arising from the option premium) will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

Will the ELKS Be Listed on a Stock Exchange?

The ELKS will not be listed on any exchange.

Can You Tell Me More About Citigroup and Citigroup Funding?

Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to subsidiaries of Citigroup for general corporate purposes.

Citigroup’s consolidated ratio of income to fixed charges and consolidated ratio of income to combined fixed charges including preferred stock dividends for the nine months ended September 30, 2005 and each of the five most recent fiscal years are as follows:

	Nine Months Ended September 30, 2005	Year Ended December 31,
		2004	2003	2002	2001	2000
Ratio of income to fixed charges (excluding interest on deposits)	2.34x	2.65x	3.42x	2.52x	1.93x	1.76x
Ratio of income to fixed charges (including interest on deposits)	1.85x	2.01x	2.43x	1.90x	1.59x	1.49x
Ratio of income to combined fixed charges including preferred stock dividends (excluding interest on deposits)	2.33x	2.63x	3.39x	2.50x	1.92x	1.75x
Ratio of income to combined fixed charges including preferred stock dividends (including interest on deposits)	1.84x	2.00x	2.41x	1.89x	1.58x	1.48x

What is the Role of Citigroup Funding’s and Citigroup’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets Inc., is the agent for the offering and sale of the ELKS. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell ELKS to create a secondary market for holders of the ELKS, and may engage in other activities described in the section “Plan of Distribution” in the accompanying prospectus supplement. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets Inc. will also act as calculation agent for the ELKS. Potential conflicts of interest may exist between Citigroup Global Markets Inc. and you as holder of the ELKS

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the ELKS through one or more of our affiliates. This hedging activity will likely involve trading in Bancolombia ADRs or preferred shares, or in other instruments, such as options or swaps, based upon Bancolombia ADRs or preferred shares. This hedging activity could affect the market price of Bancolombia ADRs or preferred shares and therefore the market value of the ELKS. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your ELKS in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the ELKS declines. You should refer to “Risk Factors Relating to the ELKS — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” and “— The Price at Which You Will Be Able to Sell Your ELKS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Are There Any Risks Associated With My Investment?

Yes, the ELKS are subject to a number of risks. Please refer to the section “Risk Factors Relating to the ELKS” in this pricing supplement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, filed by us with the Securities and Exchange Commission, or the SEC, pursuant to Section 13 of the Securities Exchange Act of 1934 (File No. 1-9924), are incorporated herein by reference: (i) our Annual Report on Form 10-K for the fiscal year ended December 31, 2004; (ii) our Current Report on Form 8-K filed on September 9, 2005 (including exhibits thereto which contain updated historical audited financial statements conformed to reflect discontinued operations and updated business segment disclosures); (iii) our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 and (iv) our Current Reports on Form 8-K filed on January 14, 2005, January 19, 2005, January 20, 2005, January 21, 2005, January 24, 2005, January 31, 2005, February 4, 2005, February 11, 2005, February 22, 2005, March 2, 2005, March 15, 2005, March 16, 2005, April 14, 2005, April 20, 2005, May 2, 2005, May 18, 2005, May 24, 2005, May 26, 2005, May 31, 2005, June 1, 2005, June 2, 2005, June 6, 2005, June 7, 2005, June 9, 2005, June 10, 2005, June 16, 2005, June 17, 2005, June 24, 2005, June 29, 2005, June 30, 2005, July 1, 2005, July 14, 2005, July 18, 2005, July 19, 2005, July 28, 2005, August 1, 2005, August 3, 2005, August 22, 2005, August 25, 2005, August 26, 2005, August 30, 2005, September 14, 2005, September 20, 2005, September 28, 2005, September 29, 2005, September 30, 2005, October 7, 2005, October 17, 2005, October 20, 2005, October 25, 2005, October 27, 2005, October 28, 2005 and November 1, 2005.

You should refer to “Prospectus Summary — Where You Can Find More Information” in the accompanying prospectus. These documents may also be accessed electronically by means of the SEC’s home page on the world wide web on the internet at http://www.sec.gov.

RISK FACTORS RELATING TO THE ELKS

Because the terms of the ELKS differ from those of conventional debt securities in that the maturity payment will be based on the market price of Bancolombia ADRs, an investment in the ELKS entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the value of Bancolombia ADRs, and other events that are difficult to predict and beyond our control.

Your Investment in the ELKS May Result in a Loss if the Trading Price of Bancolombia ADRs Declines

The amount of the maturity payment will depend on the trading price of Bancolombia ADRs at any time after the date on which the ELKS were priced for initial sale to the public up to and including the fifth trading day before maturity. As a result, the amount you receive at maturity may be less than the amount you paid for your ELKS, except to the extent of the interest payable on the ELKS. If at any time after the date on which the ELKS were priced for initial sale to the public up to and including the fifth trading day before maturity (whether intra-day or at the close of trading on any day) the trading price of Bancolombia ADRs is less than or equal to $20.17 (approximately 77.5% of the initial ADR price) and at maturity the price of Bancolombia ADRs is less than the initial ADR price, the value of your maturity payment for each ELKS will be less than the price paid for each ELKS, and could be zero, in which case your investment in the ELKS will result in a loss, again except to the extent of the interest payable on the ELKS. This will be true even if the trading price of any Bancolombia ADRs you receive at maturity exceeds the initial ADR price at one or more times after the date on which the ELKS were priced for initial sale to the public up to and including the fifth trading day before maturity but is less than or equal to approximately 77.5% of the initial ADR price at any time after the date of this pricing supplement and the closing price of Bancolombia ADRs at maturity is less than the initial ADR price.

The Payment on the ELKS at Maturity Will Not Exceed Their Stated Principal Amount, Except in Limited Circumstances

Even though you will be subject to the risk of a decline in the price of Bancolombia ADRs, you will not participate in any appreciation in the price of Bancolombia ADRs and your return on Bancolombia ADRs will be limited to the interest payable on the ELKS unless (1) the trading price of Bancolombia ADRs at any time after the date on which the ELKS were priced for initial sale to the public up to and including the fifth trading day before maturity (whether intra-day or at the close of trading on any day) is less than or equal to approximately 77.5% of the initial ADR price and (2) at maturity, the price of Bancolombia ADRs is greater than the initial ADR price. If the trading price of Bancolombia ADRs is not less than or equal to approximately 77.5% of the initial ADR price at any time after the date on which the ELKS were priced for initial sale to the public up to and including the fifth trading day before maturity and the closing price of Bancolombia ADRs at maturity is significantly greater than the initial ADR price of $26.03, your return on the ELKS may be less than your return on a similar security that was directly linked to Bancolombia ADRs and allowed you to participate more fully in the appreciation of the price of Bancolombia ADRs or on a direct investment in Bancolombia ADRs.

The Yield on the ELKS May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The ELKS bear interest at the rate of 9% per annum. As a result, if the trading price of Bancolombia ADRs at any time after the date on which the ELKS were priced for initial sale to the public up to and including the fifth trading day before maturity (whether intra-day or at the close of trading on any day) is less than or equal to approximately 77.5% of the initial ADR price, and the closing price of Bancolombia ADRs at maturity is less than $24.84 (resulting in your receiving a total amount at maturity that is less than the principal amount of your ELKS), the effective yield on the ELKS will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your ELKS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your ELKS will be affected by supply of and demand for the ELKS, the value of Bancolombia ADRs and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the ELKS of a change in a specific factor, assuming all other conditions remain constant.

Bancolombia ADR Price.    We expect that the market value of the ELKS will depend substantially on the amount, if any, by which the price of Bancolombia ADRs changes from the initial ADR price of $26.03. However, changes in the price of Bancolombia ADRs may not always be reflected, in full or in part, in the market value of the ELKS. If you choose to sell your ELKS when the price of Bancolombia ADRs exceeds the initial ADR price, you may receive substantially less than the amount that would be payable at maturity based on that price because of expectations that the price of Bancolombia ADRs will continue to fluctuate from that time until the maturity payment is determined. In addition, significant increases in the value of Bancolombia ADRs are not likely to be reflected in the trading price of the ELKS because the amount payable at maturity on each ELKS is generally limited to $1,000. If you choose to sell your ELKS when the price of Bancolombia ADRs is below the initial ADR price, you may receive less than the amount you originally invested.

The value of Bancolombia ADRs will be influenced by Bancolombia’s results of operations and by complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the market segment of which Bancolombia is a part. Citigroup Funding’s hedging activities in the preferred shares and Bancolombia ADRs, the issuance of securities similar to the ELKS and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of Bancolombia ADRs.

Volatility of Bancolombia ADRs.    Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of Bancolombia ADRs changes after the date on which the ELKS were priced for initial sale to the public up to and including the fifth trading day before maturity, the market value of the ELKS may decrease.

Events Involving Bancolombia.    General economic conditions and earnings results of Bancolombia and real or anticipated changes in those conditions or results may affect the market value of the ELKS. In addition, if the dividend yield on Bancolombia ADRs increases, the value of the ELKS may decrease because the value of any shares or cash you will receive at maturity will not reflect the value of such dividend payments. Conversely, if the dividend yield on Bancolombia ADRs decreases, the value of the ELKS may increase.

Interest Rates.    We expect that the market value of the ELKS will be affected by changes in U.S. interest rates and in the interest rates of the country in which Bancolombia’s preferred shares trade. In general, if these interest rates increase, the market value of the ELKS may decrease, and if these interest rates decrease, the market value of the ELKS may increase.

Time Premium or Discount.    As a result of a “time premium or discount,” the ELKS may trade at a value above or below that which would be expected based on the level of interest rates and the value of Bancolombia ADRs the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of the ADRs during the period prior to the maturity of the ELKS. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the ELKS.

Hedging Activities.    Hedging activities in Bancolombia ADRs or preferred shares by us or one or more of our affiliates will likely involve trading in Bancolombia ADRs or preferred shares or in other instruments, such as options or swaps, based upon Bancolombia ADRs or preferred shares. This hedging activity could affect the market price of Bancolombia ADRs and therefore the market value of the ELKS. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the ELKS declines.

Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the ELKS.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the ELKS attributable to another factor, such as an increase in the value of Bancolombia ADRs.

In general, assuming all relevant factors are held constant, we expect that the effect on the market value of the ELKS of a given change in most of the factors listed above will be less if it occurs later in the term of the ELKS than if it occurs earlier in the term of the ELKS.

The Value of Bancolombia ADRs May Not Completely Track the Value of Bancolombia Preferred Shares

Although the trading characteristics and valuations of Bancolombia ADRs will usually mirror the characteristics and valuations of the underlying preferred shares represented by the ADRs, the value of Bancolombia ADRs may not completely track the value of Bancolombia preferred shares. Active trading volume and efficient pricing on the Colombia Stock Exchange for the Bancolombia preferred shares will usually, but not necessarily, indicate similar characteristics in respect of Bancolombia ADRs. Because of the size of the offering of Bancolombia preferred shares in ADR form outside Colombia and/or other factors that have limited or increased the float of certain ADRs, the liquidity of Bancolombia ADRs may be less than or greater than that of the underlying preferred shares. In addition, the terms and conditions of depositary facilities may result in less liquidity or lower market values for Bancolombia ADRs than for the preferred shares. Since holders of Bancolombia ADRs may surrender the ADRs in order to take delivery of and trade the underlying preferred shares, a characteristic that allows investors in ADRs to take advantage of price differentials between different markets, a market for the underlying shares that is not liquid will generally result in an illiquid market for the ADRs representing such underlying shares.

The prices of Bancolombia ADRs are quoted in U.S. dollars. Thus, the starting values and ending values of Bancolombia ADRs will be expressed in U.S. dollars and the maturity payment on the ELKS will be made in U.S. dollars. However, you should be aware that a depreciation of the value of the currencies in which the Bancolombia preferred shares are traded versus the U.S. dollar may reduce the trading price of Bancolombia ADRs (and thus the trading price of and the maturity payment on the ELKS).

The Trading Price of Bancolombia ADRs and the ELKS Will Be Affected by Conditions in the Colombian Securities Markets

Although the market price of Bancolombia ADRs is not directly tied to the trading price of the Bancolombia preferred shares in Colombia, the trading price of Bancolombia ADRs is expected generally to track the U.S. dollar value of the Colombian Peso trading price of the preferred shares on the Colombia Stock Exchange. This means that the trading value of Bancolombia ADRs is expected to be affected by the U.S. dollar/Colombian Peso exchange rate and by factors affecting the Colombia Stock Exchange.

Investments in securities linked to the value of Colombian equity securities involve certain risks. The Colombian securities markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Also, there is generally less publicly available information about Colombian companies than about U.S. companies, and Colombian companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. companies.

Securities prices in Colombia are subject to political, economic, financial and social factors that apply in Colombia. These factors, which could negatively affect the Colombian securities markets, include the possibility of recent or future changes in local or Colombia-wide economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such companies or investments in Colombian equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, the Colombian economy may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital investment, resources and self-sufficiency.

The Colombia Stock Exchange is relatively small and illiquid compared to stock exchanges in major financial centers and a small number of issuers represent a disproportionately large percentage of market capitalization and trading volume. A liquid trading market for the preferred shares may not continue or expand. A limited trading market may impair the ability of a Bancolombia ADR holder to sell preferred shares obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of Bancolombia ADRs.

The Historical Performance of Bancolombia ADRs Is Not an Indication of the Future Performance of Bancolombia ADRs

The historical price of Bancolombia ADRs, which is included in this pricing supplement, should not be taken as an indication of the future performance of Bancolombia ADRs during the term of the ELKS. Changes in the price of Bancolombia ADRs will affect the trading price of the ELKS, but it is impossible to predict whether the price of Bancolombia ADRs will rise or fall.

You Will Have No Rights Against Bancolombia Prior to Receiving Any Bancolombia ADRs at Maturity

You will have no rights against Bancolombia prior to receiving any Bancolombia ADRs at maturity, even though:

•	you will receive Bancolombia ADRs upon maturity under some circumstances; and

•	the market value of the ELKS is expected to depend primarily on the price of Bancolombia ADRs.

Bancolombia is not in any way involved in this offering and has no obligations relating to the ELKS or to holders of the ELKS. In addition, you will have no voting rights and will receive no dividends or other distributions with respect to Bancolombia ADRs unless and until you receive Bancolombia ADRs at maturity.

Bancolombia is currently subject to SEC reporting requirements, and distributes reports and other information to its stockholders. In the event that Bancolombia ceases to be subject to these reporting requirements, pricing information for the ELKS may be more difficult to obtain and the value, trading price and liquidity of Bancolombia ADRs and the ELKS may be reduced.

The Maturity Payment May Be Reduced Under Some Circumstances if Bancolombia ADRs Are Diluted Because the Maturity Payment Will Not Be Adjusted for All Events that Dilute Bancolombia ADRs

The maturity payment is subject to adjustment for a number of events arising from stock splits and combinations, stock dividends or other distributions, a number of other actions of Bancolombia that modify its capital structure and a number of other transactions involving Bancolombia, as well as for the liquidation, dissolution or winding up of Bancolombia. You should refer to the section “Description of the ELKS — Dilution Adjustments” in this pricing supplement. The maturity payment will not be adjusted for other events that may adversely affect the price of Bancolombia ADRs, such as offerings of common or preferred shares for cash by Bancolombia or in connection with acquisitions. Because of the relationship of the maturity payment to the price of Bancolombia ADRs, these other events may reduce the maturity payment for each ELKS.

You May Not Be Able to Sell Your ELKS if an Active Trading Market for the ELKS Does Not Develop

The ELKS have not been and will not be listed on any exchange. There is currently no secondary market for the ELKS. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the ELKS.

Even if a secondary market does develop, it may not be liquid and may not continue for the term of the ELKS. If the secondary market for the ELKS is limited, there may be few buyers should you choose to sell your ELKS prior to maturity.

The Market Value of the ELKS May Be Affected by Purchases and Sales of Bancolombia ADRs or Derivative Instruments Related to Bancolombia ADRs by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell Bancolombia ADRs or preferred shares or derivative instruments relating to Bancolombia ADRs or preferred shares for their own accounts in connection with their normal business practices. These transactions could affect the price of Bancolombia ADRs and therefore the market value of the ELKS.

Citigroup Global Markets Inc., an Affiliate of Citigroup Funding and Citigroup, Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets Inc., which is acting as the calculation agent for the ELKS, is an affiliate of ours. As a result, Citigroup Global Markets Inc.’s duties as calculation agent, including with respect to making certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the ELKS through one or more of our affiliates. This hedging activity will likely involve trading in Bancolombia ADRs or preferred shares or in other instruments, such as options or swaps, based upon Bancolombia ADRs or preferred shares. This hedging activity may present a conflict between your interest in the ELKS and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the market price of Bancolombia ADRs and therefore the market value of the ELKS. It could also be adverse to your interest if it affects the price at which our subsidiary Citigroup Global Markets Inc. may be willing to purchase your ELKS in the secondary market. Since hedging our obligation under the ELKS involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the ELKS declines.

The United States Federal Income Tax Consequences of the ELKS Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the ELKS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the ELKS are not certain. No ruling is being requested from the Internal Revenue Service with respect to the ELKS and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. Alternative characterizations of the ELKS may affect the U.S. tax consequences of an investment in the ELKS, including for non-U.S. investors.

DESCRIPTION OF THE ELKS

General

The description in this pricing supplement of the particular terms of the 9% ELKS Based Upon American Depository Receipts representing Preferred Shares of Bancolombia S.A., Due 2006 supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the registered debt securities set forth in the accompanying prospectus and prospectus supplement.

Coupon

A coupon of $23.00 for each $1,000 principal amount of ELKS will be paid in cash on February 20, 2006 and a coupon of $22.50 for each $1,000 principal amount of ELKS will be paid in cash on May 20, 2006, August 20, 2006 and November 20, 2006. The February 20, 2006 coupon will be composed of $11.8109 of interest and a partial payment of an option premium in the amount of $11.1891. The May 20, 2006, August 20, 2006 and November 20, 2006 coupons each will be composed of $11.5542 of interest and a partial payment of an option premium in the amount of $10.9458. Coupon payments will be payable to the persons in whose names the ELKS are registered at the close of business on the fifth Business Day preceding each coupon payment date. If a coupon payment date falls on a day that is not a Business Day, the coupon payment to be made on that coupon payment date will be made on the next succeeding Business Day with the same force and effect as if made on that coupon payment date, and no additional interest will accrue as a result of such delayed payment.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

The interest portion of the coupon will represent interest accruing at a rate of 9% per annum from November 18, 2005 or from the most recent coupon payment date to which the interest portion of the coupon has been paid or provided for until maturity. The interest portion of the coupon will be computed on the basis of a 360-day year of twelve 30-day months.

Redemption of the Option of the Holders; Defeasance

The ELKS are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Payment at Maturity

The ELKS will mature on November 20, 2006. At maturity, you will receive for each ELKS the Maturity Payment described below.

Determination of the Maturity Payment

The Maturity Payment for each $1,000 principal amount of ELKS will equal either:

•	a number of Bancolombia ADRs equal to the Exchange Ratio, if the Trading Price of Bancolombia ADRs at any time after the date on which the ELKS were priced for initial sale to the public up to and including the fifth trading day before maturity (whether intra-day or at the close of trading on any day) is less than or equal to $20.17 (approximately 77.5% of their Initial ADR Price of $26.03) (any fractional ADRs will be paid in cash), or

•	$1,000 in cash.

As a result, if the Trading Price of Bancolombia ADRs on any Trading Day after the date on which the ELKS were priced for initial sale to the public up to and including the fifth trading day before maturity is less than or equal to approximately 77.5% of the Initial ADR Price, which price we refer to as the Downside Trigger Price, the value of Bancolombia ADRs you receive at maturity for each ELKS may be less than the principal amount of each ELKS and could be zero.

In lieu of any fractional Bancolombia ADRs otherwise payable in respect of any ELKS, at maturity you will receive an amount in cash equal to the value of such fractional ADRs. The number of full Bancolombia ADRs, and any cash in lieu of a fractional Bancolombia ADR, to be delivered at maturity to each holder will be calculated based on the aggregate number of ELKS held by each holder.

The “Initial ADR Price” will equal $26.03.

The “Exchange Ratio” will equal 38.41721, $1,000 divided by the Initial ADR Price (subject to the dilution adjustments described under “Description of the ELKS — Dilution Adjustments” in this pricing supplement).

A “Market Disruption Event” means the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, of accurate price, volume or related information in respect of (1) Bancolombia ADRs or preferred shares on any exchange or market, or (2) any options contracts or futures contracts relating to Bancolombia ADRs or preferred shares, or any options on such futures contracts, on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material.

A “Trading Day” means a day, as determined by the calculation agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the Chicago Mercantile Exchange and the Chicago Board Options Exchange, and in the over-the-counter market for equity securities in the United States, or (in the case of a security principally traded on one or more non-U.S. securities exchanges or markets) on the principal non-U.S. securities exchange or market for such security.

The “Trading Price” of Bancolombia ADRs (or any other security for which a Trading Price must be determined) on any date of determination will be (1) if the ADRs are listed on a national securities exchange on that date of determination, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal national securities exchange on which the ADRs are listed or admitted to trading, (2) if the ADRs are not listed on a national securities exchange on that date of determination, or if the closing sale price or last reported sale price is not obtainable (even if the ADRs are listed or admitted to trading on such exchange), and the ADRs are quoted on the Nasdaq National Market, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date as reported on the Nasdaq, and (3) if the ADRs are not quoted on the Nasdaq on that date of determination, or if the closing sale price or last reported sale price is not obtainable (even if the ADRs are quoted on the Nasdaq), the last quoted bid price for the ADRs in the over-the-counter market on that date as reported on the OTC Bulletin Board, the National Quotation Bureau or a similar organization, provided that, if the security for which a trading price must be determined is principally traded on one or more non-U.S. securities exchanges or markets, then the trading price will be the closing sale price, last reported sales price or last quoted bid price, as the case may be, reported on that date on the principal non-U.S. securities exchange or market, expressed in U.S. dollars as converted from the relevant currency using the 12:00 noon buying rate in New York certified by the New York Federal Reserve Bank for customs purposes on that date, or if this rate is unavailable, such rate as the calculation agent may determine. The determination of the Trading Price by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past the Trading Day prior to maturity. If no sale price is available pursuant to clauses (1), (2) or (3) above or the proviso above or if there is a Market Disruption Event, the Trading Price on any date of determination, unless deferred by the calculation agent as described in the preceding sentence, will be the arithmetic mean, as determined by the calculation agent, of the bid prices of the ADRs obtained from as many dealers in such ADRs (which may include Citigroup Global Markets Inc. or any of our other affiliates or subsidiaries), but not exceeding three such dealers, as will make such bid prices available to the calculation agent. A security “quoted on the Nasdaq National Market” will include a security included for listing or quotation in any successor to such system and the term “OTC Bulletin Board” will include any successor to such service. If the Bancolombia ADR program is terminated, the Trading Price will be calculated by substituting Bancolombia preferred shares for the ADRs. Upon the occurrence of certain events described under “— Dilution Adjustments” below, the Trading Price will be calculated by substituting the relevant security for the ADRs.

Dilution Adjustments

The Exchange Ratio will be subject to adjustment from time to time in certain situations. Any of these adjustments could have an impact on the maturity payment to be paid by Citigroup Funding to you. Citigroup Global Markets Inc., as calculation agent, will be responsible for the effectuation and calculation of any adjustment described herein and will furnish the trustee with notice of any adjustment.

If Bancolombia, after the closing date of the offering of the ELKS,

(1) pays a stock dividend or makes a distribution with respect to its preferred shares in such shares,

(2) subdivides or splits the outstanding preferred shares into a greater number of shares,

(3) combines the outstanding preferred shares into a smaller number of shares, or

(4) issues by reclassification of its preferred shares any other preferred shares or common shares of Bancolombia,

then, in each of these cases, the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the number of preferred shares outstanding immediately after the event, plus, in the case of a reclassification referred to in (4) above, the number of other preferred shares or common shares of Bancolombia, and the denominator of which will be the number of preferred shares outstanding immediately before the event. In the event of a reclassification referred to in (4) above as a result of which no preferred share is outstanding, the Exchange Ratio will be determined by reference to the other preferred shares or common shares of Bancolombia issued in the reclassification. The Initial ADR Price and the Downside Trigger Price will also be adjusted in that case in the manner described below.

If Bancolombia, after the closing date, issues, or declares a record date in respect of an issuance of, rights or warrants to all holders of its preferred shares entitling them to subscribe for or purchase its preferred shares at a price per share less than the Then-Current Market Price of the preferred shares, other than rights to purchase preferred shares pursuant to a plan for the reinvestment of dividends or interest, then, in each case, the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the number of preferred shares outstanding immediately before the adjustment is effected by reason of the issuance of such rights or warrants, plus the number of additional preferred shares offered for subscription or purchase pursuant to the rights or warrants, and the denominator of which will be the number of preferred shares outstanding immediately before the adjustment is effected by reason of the issuance of the rights or warrants, plus the number of additional preferred shares which the aggregate offering price of the total number of preferred shares offered for subscription or purchase pursuant to the rights or warrants would purchase at the Then-Current Market Price of the preferred shares, which will be determined by multiplying the total number of shares so offered for subscription or purchase by the exercise price of the rights or warrants and dividing the product obtained by the Then-Current Market Price. To the extent that, after the expiration of the rights or warrants, the preferred shares offered thereby have not been delivered, the Exchange Ratio will be further adjusted to equal the Exchange Ratio which would have been in effect had the adjustment for the issuance of the rights or warrants been made upon the basis of delivery of only the number of preferred shares actually delivered. The Initial ADR Price and the Downside Trigger Price will also be adjusted in that case in the manner described below.

If Bancolombia, after the closing date, declares or pays a dividend or makes a distribution to all holders of the preferred shares of any class of its capital stock, the capital stock of one or more of its subsidiaries, evidences of its indebtedness or other non-cash assets, excluding any dividends or distributions referred to in the above paragraph and excluding any issuance or distribution to all holders of its preferred shares, in the form of Marketable Securities, of capital stock of one or more of its subsidiaries, or issues to all holders of its preferred shares rights or warrants to subscribe for or purchase any of its or one or more of its subsidiaries’ securities, other than rights or warrants referred to in the above paragraph, then, in each of these cases, the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the Then-Current Market Price of one preferred share, and the denominator of which will be the Then-Current Market Price of one preferred share less the fair market value as of the time the adjustment is effected of the portion of the capital stock, assets, evidences of indebtedness, rights or warrants so distributed or issued applicable to one preferred share. If any capital stock declared or paid as a dividend or otherwise distributed or issued to all holders of the preferred shares consists, in whole or in part, of Marketable Securities, then the fair market value of such Marketable Securities will be determined by the calculation agent by reference to the price per share of such capital stock on the principal market on which it is traded as of the time the adjustment is effected. The fair market value of any other distribution or issuance referred to in this paragraph will be determined by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final. The Initial ADR Price and the Downside Trigger Price will also be adjusted in that case in the manner described below.

Notwithstanding the foregoing, in the event that, with respect to any dividend or distribution to which the above paragraph would otherwise apply, the denominator in the fraction referred to in the above formula is less than $1.00 or is a negative number, then Citigroup Funding may, at its option, elect to have the adjustment provided by the above paragraph not be made and in lieu of this adjustment, at maturity, the holders of the ELKS will be entitled to receive an additional amount of cash equal to the product of the number of the ELKS held by such holder multiplied by the fair market value of such indebtedness, assets, rights or warrants (determined, as of the date such dividend or distribution is made, by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final) so distributed or issued applicable to the number of Bancolombia ADRs underlying one ELKS.

If Bancolombia, after the closing date, declares a record date in respect of a distribution of cash, other than any Permitted Dividends described below, any cash distributed in consideration of fractional preferred shares and any cash distributed in a Reorganization Event referred to below, by dividend or otherwise, to all holders of its preferred shares, or makes an Excess Purchase Payment, then the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the Then-Current Market Price of the preferred shares, and the denominator of which will be the Then-Current Market Price of the preferred shares on the record date less the amount of the distribution applicable to one share of preferred shares which would not be a Permitted Dividend, or, in the case of an Excess Purchase Payment, less the aggregate amount of the Excess Purchase Payment for which adjustment is being made at the time divided by the number of preferred shares outstanding on the record date. The Initial ADR Price and the Downside Trigger Price will also be adjusted in that case in the manner described below.

For the purposes of these adjustments:

A “Permitted Dividend” is any cash dividend in respect of the preferred shares, other than a cash dividend that exceeds the immediately preceding cash dividend, and then only to the extent that the per share amount of this dividend results in an annualized dividend yield on the preferred shares in excess of 10%.

An “Excess Purchase Payment” is the excess, if any, of (x) the cash and the value (as determined by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final) of all other consideration paid by Bancolombia with respect to one preferred share acquired in a tender offer or exchange offer by Bancolombia over (y) the Then-Current Market Price of the preferred shares.

Notwithstanding the foregoing, in the event that, with respect to any dividend, distribution or Excess Purchase Payment to which the sixth paragraph in this section would otherwise apply, the denominator in the fraction referred to in the formula in that paragraph is less than $1.00 or is a negative number, then Citigroup Funding may, at its option, elect to have the adjustment provided by the sixth paragraph in this section not be made and in lieu of this adjustment, at maturity, the holders of the ELKS will be entitled to receive an additional amount of cash equal to the product of the number of the ELKS held by such holder multiplied by the sum of the amount of cash plus the fair market value of such other consideration (determined, as of the date such dividend or distribution is made, by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final) so distributed or applied to the acquisition of the preferred shares in such a tender offer or exchange offer applicable to the number of Bancolombia ADRs underlying one ELKS.

If any adjustment is made to the Exchange Ratio as set forth above, an adjustment will also be made to the Initial ADR Price and the Downside Trigger Price. The required adjustment will be made by dividing the Initial ADR Price or the Downside Trigger Price, as the case may be, by the relevant dilution adjustment.

If Bancolombia, after the closing date, issues or makes a distribution to all holders of its preferred shares of the capital stock of one or more of its subsidiaries, in each case in the form of Marketable Securities, and to the extent holders of ELKS would otherwise be entitled to receive Bancolombia ADRs at maturity, then, in each of these cases, each holder of the ELKS will receive at maturity for each ELKS a combination of Bancolombia ADRs equal to the Exchange Ratio and a number of shares of such Bancolombia subsidiaries’ capital stock equal to the Exchange Ratio times (x) the number of preferred shares represented by each Bancolombia ADR and (y) the number of shares of such subsidiaries’ capital stock distributed per preferred share. Following the record date for an event described in this paragraph, the Trading Price of Bancolombia ADRs will for all purposes be deemed to equal the Trading Price of Bancolombia ADRs, plus the price per share of such subsidiaries’ capital stock times (x) the number of preferred shares represented by each Bancolombia ADR and (y) the number of shares of such subsidiaries’ capital stock distributed per preferred share. In the event a distribution pursuant to this paragraph occurs, following the record date for such distribution, the adjustments described in “—Dilution Adjustments” will also apply to such subsidiaries’ capital stock if any of the events described in “—Dilution Adjustments” occurs with respect to such capital stock.

Each dilution adjustment will be effected as follows:

•	in the case of any dividend, distribution or issuance, at the opening of business on the Business Day next following the record date for determination of holders of the preferred shares entitled to receive this dividend, distribution or issuance or, if the announcement of this dividend, distribution, or issuance is after this record date, at the time this dividend, distribution or issuance was announced by Bancolombia,

•	in the case of any subdivision, split, combination or reclassification, on the effective date of the transaction,

•	in the case of any Excess Purchase Payment for which Bancolombia announces, at or prior to the time it commences the relevant share repurchase, the repurchase price per share for shares proposed to be repurchased, on the date of the announcement, and

•	in the case of any other Excess Purchase Payment, on the date that the holders of the repurchased shares become entitled to payment in respect thereof.

All dilution adjustments will be rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th. No adjustment in the Exchange Ratio will be required unless the adjustment would require an increase or decrease of at least one percent therein, provided, however, that any adjustments which by reason of this sentence are not required to be made will be carried forward (on a percentage basis) and taken into account in any subsequent adjustment. If any announcement or declaration of a record date in respect of a dividend, distribution, issuance or repurchase requiring an adjustment as described herein is subsequently canceled by Bancolombia, or this dividend, distribution, issuance or repurchase fails to receive requisite approvals or fails to occur for any other reason, then, upon the cancellation, failure of approval or failure to occur for any other reason, then, upon the cancellation, failure of approval or failure to occur, the

Exchange Ratio will be further adjusted to the Exchange Ratio which would then have been in effect had adjustment for the event not been made. If a Reorganization Event described below occurs after the occurrence of one or more events requiring an adjustment as described herein, the dilution adjustments previously applied to the Exchange Ratio will not be rescinded but will be applied to the new Exchange Ratio provided for below.

The “Then-Current Market Price” of the preferred shares, for the purpose of applying any dilution adjustment, means the average Trading Price per Bancolombia preferred share for the ten Trading Days immediately before this adjustment is effected or, in the case of an adjustment effected at the opening of business on the Business Day next following a record date, immediately before the earlier of the date the adjustment is effected and the related Ex-Date. For purposes of determining the Then-Current Market Price, the determination of the Trading Price by the calculation agent in the event of a Market Disruption Event, as described in the definition of Trading Price, may be deferred by the calculation agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past the Trading Day prior to maturity.

The “Ex-Date” with respect to any dividend, distribution or issuance is the first date on which the preferred shares trade in the regular way on their principal market without the right to receive this dividend, distribution or issuance.

In the event of any of the following “Reorganization Events:”

•	any consolidation or merger of Bancolombia, or any surviving entity or subsequent surviving entity of Bancolombia , with or into another entity, other than a merger or consolidation in which Bancolombia is the continuing corporation and in which the preferred shares outstanding immediately before the merger or consolidation are not exchanged for cash, securities or other property of Bancolombia or another issuer,

•	any sale, transfer, lease or conveyance to another corporation of the property of Bancolombia or any successor as an entirety or substantially as an entirety,

•	any statutory exchange of securities of Bancolombia or any successor of Bancolombia with another issuer, other than in connection with a merger or acquisition, or

•	any liquidation, dissolution or winding up of Bancolombia or any successor of Bancolombia,

the Trading Price of Bancolombia ADRs thereafter up to and including the fifth Trading Day before maturity will be deemed to be equal to the Transaction Value.

The “Transaction Value” will equal the number of preferred shares represented by each Bancolombia ADR times the sum of:

(1) for any cash received in a Reorganization Event, the amount of cash received per preferred share,

(2) for any property other than cash or Marketable Securities received in a Reorganization Event, an amount equal to the market value on the date the Reorganization Event is consummated of that property received per preferred share, as determined by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final, and

(3) for any Marketable Securities received in a Reorganization Event, an amount equal to the Trading Price per share of these Marketable Securities on the applicable Trading Day multiplied by the number of these Marketable Securities received for each preferred share.

“Marketable Securities” are any perpetual equity securities or debt securities with a stated maturity after the maturity date, in each case that are listed on a U.S. national securities exchange or reported by the New York Stock Exchange. The number of shares of any equity securities constituting Marketable Securities included in the calculation of Transaction Value pursuant to clause (3) above will be adjusted if any event occurs with respect to the Marketable Securities or the issuer of the Marketable Securities between the time of the Reorganization Event and maturity that would have required an adjustment as described above, had it occurred with respect to the preferred shares of Bancolombia. Adjustment for these subsequent events will be as nearly equivalent as practicable to the adjustments described above.

If the preferred shares have been subject to a Reorganization Event and the Trading Price of Bancolombia ADRs on any Trading Day thereafter, up to and including the fifth trading day before maturity, is less than or equal to the Downside Trigger Price, then each holder of ELKS will have the right to receive per $1,000 principal amount of ELKS (i) cash in an amount equal to the Exchange Ratio multiplied by the sum of clauses (1) and (2) in the definition of “Transaction Value” above and (ii) the number of Marketable Securities received for each preferred share in the Reorganization Event multiplied by (x) the number of preferred shares represented by each Bancolombia ADR and (y) the Exchange Ratio.

The adjustments described herein assume that each Bancolombia ADR will continue to represent, directly or indirectly, four Bancolombia preferred shares. If the number of preferred shares represented by an ADR changes, whether in conjunction with one of the forgoing adjustment events or otherwise, or if any of the events described above occurs with respect to the Bancolombia ADRs and not with respect to or with proportional effect on Bancolombia preferred shares, then the calculation agent will effect the applicable dilution adjustments based on the Trading Price and the outstanding number of Bancolombia ADRs.

For the purpose of the adjustments descried herein, each non-U.S. dollar value (whether a value of cash, property, securities or otherwise) shall be expressed in U.S. dollars as converted from the relevant currency using the 12:00 noon buying rate in New York certified by the New York Federal Reserve Bank for customs purposes on the date of valuation, or if this rate is unavailable, such rate as the calculation agent may determine.

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any ELKS shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the ELKS will be determined by the calculation agent and will equal, for each ELKS, the Maturity Payment, calculated as though the maturity of the ELKS were the date of early repayment. See “— Determination of the Maturity Payment” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup, the beneficial owner of an ELKS will not be permitted to make a claim for unmatured interest and therefore, under Section 502(b) (2) of Title 11 of the United States Code, the claim of the beneficial owner of an ELKS against the entity that becomes subject to a bankruptcy proceeding will be capped at the cash equivalent of the Maturity Payment calculated as though the maturity date of the ELKS were the date of the commencement of the proceeding, plus an additional amount of interest accrued on the principal amount of ELKS at 9% per annum up to the date of the commencement of the proceeding.

In case of default in payment at maturity of the ELKS, the ELKS shall bear interest, payable upon demand of the beneficial owners of the ELKS in accordance with the terms of the ELKS, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.10% per annum on the unpaid amount (or the cash equivalent of such unpaid amount) due.

Paying Agent, Trustee, and CUSIP

The Bank of New York will serve as paying agent and registrar for the ELKS and will also hold the global security representing the ELKS as custodian for DTC. JPMorgan Chase Bank, N.A., under an indenture dated as of June 1, 2005, will serve as trustee for the ELKS.

The CUSIP number for the ELKS is 17308C  74  2.

Calculation Agent

The calculation agent for the ELKS will be Citigroup Global Markets Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding and the holders of the ELKS. Because the calculation agent is an affiliate of Citigroup Funding, potential conflicts of interest may exist between the calculation agent and the holders of the ELKS, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the ELKS. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

BANCOLOMBIA S.A.

According to publicly available documents, Bancolombia S.A. is a banking institution organized under the laws of the Republic of Colombia. Bancolombia provides general banking products and services to large industrial companies, small and medium-sized enterprises, and individuals through two main segments: retail and corporate. Bancolombia is currently subject to the information requirements of the Securities Exchange Act. Accordingly, Bancolombia files reports (including its Annual Report on Form 20-F for the fiscal year ended December 31, 2004) and other information with the SEC. Bancolombia’s registration statements, reports and other information may be inspected and copied at the SEC at the location listed in the section “Prospectus Summary—Where You Can Find More Information” in the accompanying prospectus.

Neither Citigroup Funding nor Citigroup has participated in the preparation of Bancolombia’s publicly available documents and has not made any due diligence investigation or inquiry of Bancolombia in connection with the offering of the ELKS. We make no representation that the publicly available information about Bancolombia is accurate or complete.

The ELKS represents obligations of Citigroup Funding and Citigroup only. Bancolombia is not involved in any way in this offering and has no obligation relating to the ELKS or to holders of the ELKS.

HISTORICAL DATA ON BANCOLOMBIA ADRs

Bancolombia ADRs are quoted on the New York Stock Exchange under the symbol “CIB.” The following table sets forth, for each of the quarterly periods indicated, the high and the low sales prices for the ADRs, as reported on the New York Stock Exchange, as well as the dividend paid per share of Bancolombia ADR.

	High	Low	Dividend
2000
First	4.8125	2.1250	0.0000
Second	3.6250	1.7500	0.0000
Third	4.3125	2.0000	0.0000
Fourth	3.5000	1.8750	0.0000
2001
First	3.2200	2.0000	0.0000
Second	2.5000	1.3800	0.0155
Third	2.2500	1.0500	0.0156
Fourth	1.7400	1.0000	0.0154
2002
First	2.4500	1.5500	0.0157
Second	2.8800	1.6500	0.0371
Third	2.5000	1.3500	0.0344
Fourth	2.3400	1.3700	0.0289
2003
First	2.9900	2.3200	0.0295
Second	5.1000	2.7000	0.0444
Third	5.3500	4.3500	0.0423
Fourth	5.3500	4.7000	0.0409
2004
First	7.6000	5.2500	0.0427
Second	8.1000	6.0600	0.0898
Third	9.0900	6.1900	0.0902
Fourth	14.2500	7.8000	0.0913
2005
First	17.7300	12.4000	0.1020
Second	16.1600	13.3000	0.0000
Third	24.4000	15.8500	0.1158
Fourth (through November 11, 2005)	26.1900	19.0000	0.1177

The closing price of Bancolombia ADRs on November 11, 2005 was $26.03.

According to Bancolombia’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as of December 31, 2004, there were 178,435,787 preferred shares outstanding, of which 106,602,171 Bancolombia preferred shares (represented by 26,650,543 ADRs) were directly held by record holders in the United States .

Holders of ELKS will not be entitled to any rights with respect to Bancolombia ADRs or the preferred shares (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof) prior to receiving Bancolombia ADRs at maturity, if such ADRs are delivered at maturity.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the principal U.S. federal income tax consequences that may be relevant to a holder or a beneficial owner of the ELKS that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the ELKS (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the ELKS. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the ELKS and who will hold the ELKS and, if applicable, Bancolombia ADRs as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the ELKS as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This summary does not discuss the tax consequences of the ownership of Bancolombia ADRs. Before acquiring the ELKS, prospective investors should consult publicly available sources of information concerning the tax treatment of Bancolombia ADRs. The following discussion assumes that Bancolombia is not a passive foreign investment company. Prospective investors should note that if that assumption is not accurate, then it is possible that the U.S. federal income tax consequences of owning the ELKS would differ significantly from the consequences described below.

No statutory, judicial or administrative authority directly addresses the characterization of the ELKS or instruments similar to the ELKS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the ELKS are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the ELKS and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE ELKS SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE ELKS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In purchasing an ELKS, Citigroup Funding and each holder agree to treat an ELKS for U.S. federal income tax purposes as a grant by the holder to Citigroup Funding of an option on a forward contract, pursuant to which forward contract each holder will purchase from Citigroup Funding Bancolombia ADRs, and under which option (a) at the time of issuance of the ELKS the holder deposits irrevocably with Citigroup Funding a fixed amount of cash to assure the fulfillment of the holder’s purchase obligation described in clause (d) below, (b) until maturity Citigroup Funding will be obligated to pay interest to the holder, as compensation for the use of such cash deposit after the date on which the ELKS were priced for initial sale to the public up to and including the fifth trading day before maturity, (c) Citigroup Funding will be obligated to pay an option premium to the holder in consideration for granting the option, which premium will be payable in two parts (as part of the coupon payments), (d) if pursuant to the terms of the ELKS at maturity the holder is obligated to purchase Bancolombia ADRs, then such cash deposit less a portion thereof equal to the option premium payments unconditionally and irrevocably will be applied by Citigroup Funding in full satisfaction of the holder’s purchase obligation under the ELKS, and Citigroup Funding will deliver to the holder the number of Bancolombia ADRs that the holder is entitled to receive at that time pursuant to the terms of the ELKS, and (e) if pursuant to the terms of the ELKS at maturity the holder is not obligated to purchase Bancolombia ADRs, Citigroup Funding will return such cash deposit to the holder at maturity. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding after the date on which the ELKS were priced for initial sale to the public up to and including the fifth trading day before maturity, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus.) Under the above, agreed-to characterization of the ELKS, (i) amounts paid to Citigroup Funding in respect of the original issue of an ELKS will be treated as allocable in their entirety to the amount of the cash deposit attributable to such ELKS, (ii) amounts denominated as interest will be characterized as interest payable on the amount of such deposit, includible in the income of a U.S. Holder as interest in the manner described below, and (iii) amounts denominated as option premium payments will be characterized as option premium, includible in the income of a U.S. Holder in the manner described below. As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the ELKS could result in less favorable U.S. federal income tax consequences to a holder, including a requirement to accrue income on a current basis.

Taxation of Interest Payments.    Under the above, agreed-to characterization of the ELKS, the interest payments will be included in the income of a U.S. Holder as interest at the time that such interest is accrued or received in accordance with such U.S. Holder’s method of accounting.

Taxation of Option Premium Payments.    Under the above, agreed-to characterization of the ELKS, the option premium payments will not be included in the income of a U.S. Holder until sale or other taxable disposition of the ELKS or retirement of the ELKS for cash. Accordingly, the first option premium payment generally will not be included in the income of a U.S. Holder at the time it is received. Upon the sale or other taxable disposition of the ELKS or at maturity, as the case may be, the option premium payments will be treated in the manner described below.

Taxation of Retirement of an ELKS for Cash.    Under the above, agreed-to characterization of the ELKS, if at maturity Citigroup Funding pays the ELKS in cash, and pays the second interest payment and the second option premium payment, then a U.S. Holder (i) would include the second interest payment in income as interest in the manner described above and (ii) would recognize short-term capital gain or loss equal to the difference between (x) all cash received after the date on which the ELKS were priced for initial sale to the public up to and including the fifth trading day before maturity (including the entire amount of option premium, which amount is equal to the sum of the first and second option premium payments) other than the interest payments, and (y) its cash deposit.

Taxation of Other Retirement of an ELKS.    Under the above, agreed-to characterization of the ELKS, if at maturity under the terms of an ELKS Citigroup Funding delivers the appropriate number of shares of Halliburton common stock pursuant to the U.S. Holder’s purchase obligation under the ELKS and Citigroup Funding pays the second interest payment and the second option premium payment, then such U.S. Holder (i) will include the second interest payment in income as interest in the manner described above, (ii) will recognize no gain or loss on the purchase of Bancolombia ADRs by application of the cash deposit, less the portion thereof equal to the entire amount of the first and second option premium payments, and (iii) will recognize no gain or loss on the entire amount of the first and second option premium payments. The U.S. Holder will have a tax basis in such Bancolombia ADRs equal to the U.S. Holder’s original cost for the ELKS in exchange for which such U.S. Holder received such Bancolombia ADRs less (x) an amount equal to the entire amount of the first and second option premium payments and less (y) the portion of the tax basis of the ELKS allocable to any fractional ADR, as described in the next sentence. A U.S. Holder will recognize gain or loss (which may be treated as short-term capital gain or loss) with respect to cash received in lieu of fractional ADRs, in an amount equal to the difference between the cash received and the portion of the basis of the ELKS allocable to fractional ADRs (based on the relative number of fractional ADRs and full ADRs delivered to the U.S. Holder). A U.S. Holder’s holding period for Bancolombia ADRs received will begin on the day following the receipt of such Bancolombia ADRs.

If, as a result of one or more dilution adjustments, at maturity Citigroup Funding delivers any combination of cash and Marketable Securities, pursuant to the U.S. Holder’s purchase obligation under the ELKS, although not free from doubt, the U.S. Holder should allocate its cash deposit (less the entire amount of the first and second option premium payments) pro rata to the cash and Marketable Securities received. Under this treatment, the U.S. Holder generally would be taxed as described in the preceding paragraph, except that the U.S. Holder’s basis in any Marketable Securities received would equal the pro rata portion of its deposit (less the entire amount of the first and second option premium payments) allocated thereto and the U.S. Holder would recognize short-term capital gain or loss equal to the difference between the cash received and the amount allocated thereto.

Taxation of Sale or other Taxable Disposition of an ELKS.    Under the above, agreed-to characterization of the ELKS, upon the sale or other taxable disposition of an ELKS, a U.S. Holder generally will recognize short- term capital gain or loss equal to the difference between (x) an amount equal to the amount realized on the sale or other taxable disposition (to the extent such amount is not attributable to accrued but unpaid interest, which will be taxed as such) plus the amount of option premium previously paid to such U.S. Holder, if any, and (y) such U.S. Holder’s adjusted tax basis in the ELKS. A U.S. Holder’s adjusted tax basis in an ELKS generally will equal such U.S. Holder’s cost for that ELKS.

Possible Alternative Characterizations.    Due to the absence of authority as to the proper characterization of the ELKS and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above. In particular, because a holder will be entitled to cash in an amount (or, in certain limited cases, Bancolombia ADRs with a trading value) equal to or greater than the principal amount of such holder’s ELKS unless (i) the trading price of Bancolombia ADRs is less than or equal to approximately 77.5% of its Initial ADR Price at any time after the date of this prospectus supplement up to and including the fifth Trading Day before maturity and (ii) at maturity the trading price of Bancolombia ADRs is less than the Initial ADR Price, the IRS could seek to analyze the federal income tax consequences of owning ELKS under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield”, be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The ELKS offer no assurance that a holder’s investment will be returned to the holder at maturity and are payable by the delivery of Bancolombia ADRs and provide economic returns that are indexed to the performance of Bancolombia ADRs if the trading price of Bancolombia ADRs at any time after the date of this prospectus supplement up to and including the fifth Trading Day before maturity is less than or equal to approximately 77.5% of the Initial ADR Price. Further, based on the historical performance of Bancolombia ADRs, a holder may receive at maturity economic returns that are substantially lower or higher than the holder’s investment. Accordingly, Citigroup Funding believes that it is reasonable to treat the ELKS for U.S. federal income tax purposes, not as debt instruments, but as a grant of an option by the holders in respect of which holders have deposited a fixed amount of cash with Citigroup Funding, on which interest is payable at a fixed rate. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the ELKS, then, among other matters, (i) a U.S. Holder will be required to include in income each year an accrual of interest at the annual rate of 4.7024% (the “comparable yield” which will equal the interest paid on the ELKS), regardless of the U.S. Holder’s method of tax accounting, (ii) a U.S. Holder generally would recognize ordinary income or loss (as the case may be, under the rules summarized above) on the receipt of Bancolombia ADRs, rather than capital gain or loss on the ultimate sale of such ADRs, and (iii) gain or loss realized by a U.S. Holder on the sale or other taxable disposition of an ELKS (including as a result of payments made at maturity) generally would be characterized as ordinary income or loss (as the case may be, under the rules summarized above), rather than as short-term capital gain or loss.

Even if the Contingent Payment Regulations do not apply to the ELKS, it is possible that the IRS could seek to characterize the ELKS in a manner that results in tax consequences different from those described above. Under alternative characterizations of the ELKS, it is possible, for example, that the IRS could maintain that amounts denominated as option premium (i) should be includible in the U.S. Holder’s income as interest in the manner described above regarding the interest payments, or (ii) should be included in a U.S. Holder’s income even in a case where the ELKS is retired for Bancolombia ADRs. Such treatment might arise, for example, if the IRS were successfully to maintain that amounts denominated as option premium (i) should be characterized for federal income tax purposes as interest, or (ii) should be treated as a return on the U.S. Holder’s investment in the ELKS that constitutes income.

Non-United States Persons

In the case of a holder of an ELKS that is not a U.S. person, the interest payments made with respect to the ELKS should not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the ELKS by a holder that is not a U.S. person (including capital gain arising from the option premium) will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

Estate Tax

In the case of a holder of an ELKS that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of an ELKS should note that, absent an applicable treaty benefit, the ELKS may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the ELKS.

Backup Withholding and Information Reporting

A U.S. Holder of an ELKS may be subject to information reporting and to backup withholding on certain amounts paid to the U.S. Holder unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding will be allowed as a credit against such U.S. Holder’s federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

Please see “Plan of Distribution” in the accompanying prospectus supplement.

ERISA MATTERS

Please see “ERISA Matters” in the accompanying prospectus supplement.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes,

Series A

5,000

Equity LinKed Securities (ELKS®)

Based Upon

American Depository Receipts representing

Preferred Shares of Bancolombia S.A.

Due November 20, 2006

($1,000 Principal Amount Per ELKS)

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing  Supplement

November 11, 2005

(Including Prospectus Supplement Dated

June 1, 2005 and Prospectus Dated

May 3, 2005)

Citigroup